Exhibit 3.23

CERTIFICATE OF AMENDMENT

TO THE BYLAWS OF

IC MEDIA CORPORATION

The undersigned, being Secretary of IC Media Corporation, a California corporation (the “Company”), hereby certifies as follows:

Section 3.2 of the Bylaws of the Company was amended, effective April 15, 2005, to provide in its entirety as follows:

3.2	Number of Directors

“The authorized number of directors of the corporation shall be three (3) until changed by a duly adopted amendment to the articles of incorporation or by an amendment to this bylaw duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.”

IN WITNESS WHEREOF, the undersigned has signed this Secretary’s Certificate as of the date first written above.

John McFarland, Secretary